NEWS RELEASE	ELD No. 11-03
TSX: ELD NYSE: EGO ASX: EAU	February 18th, 2011

Q4, 2010 Financial and Operating Results

Earnings increased 31%; Cash flow increased 40%

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”) is pleased to report on the Company's financial and operational results for the fourth  quarter ended December 31, 2010.   The Company reported net income of $43.6 million, or $0.08 per share, and cash flow from operations of $83.0 million or $0.15 per share for the fourth quarter ended December 31, 2010.

“We have operated to plan and are extremely pleased with our strong performance.  Our earnings  increased 31% and our cash flow increased 40% compared to Q4, 2009 ” stated Paul N. Wright, President and Chief Executive Officer of Eldorado. “Construction at both Efemçukuru and Eastern Dragon are progressing and we look forward to production from both mines during 2011”.

Q4 2010 Highlights

  Produced 148,374  ounces of gold,  an increase of 15% over Q4, 2009  at an average cash operating cost of $418 per ounce (Total cash cost $460 per ounce)

  Sold 149,022  ounces of gold at an average realized price of $1,373 per ounce; which generated revenue  42% higher than Q4, 2009

  Reported earnings of $43.6 million  ($0.08 per share) an increase of 31% over Q4, 2009

  Generated $83.0 million of cash  ($0.15 per share)  from operating activities before changes in non-cash working capital an increase of 40% over Q4, 2009

  Trial mining operations at Vila Nova continued with two shipments of iron ore completed in the quarter

  Underground pre-production development at Efemçukuru reached the Middle Ore Shoot ore zone with production anticipated to begin in Q2, 2011

  Construction activities at Eastern Dragon resumed during the quarter

Financial Results

Eldorado's consolidated net income for the fourth quarter of 2010 was $43.6 million or $0.08 per share compared to $33.3 million or $0.08 in the fourth quarter of 2009. Net income for the twelve month period ended December 31, 2010 was $205.7 million or $0.38 per share, compared to $102.4 million or $0.26 per share in the comparable period from 2009.

During the fourth quarter, we sold 149,022 ounces of gold at an average price of $1,373 per ounce compared to 131,068 ounces of gold at an average price of $1,103 per ounce in the fourth quarter of 2009.

Operating Performance

Kisladag

During the quarter we produced 59,815 ounces of gold at a cash operating cost of $382 per ounce.  We placed 2,021,057 tonnes of ore on the leach pad at an average grade of 1.00 gram per tonne of gold. We sold 59,741 ounces of gold.

We continued our work on expansion of the circuit this quarter and began the installation of two tertiary crushers.  The new circuit will be tied into the existing process in late February.

Jinfeng

During the quarter we produced 37,560 ounces of gold at cash operating cost of $486 per ounce and we milled 387,710 tonnes of ore at a grade of 3.81 grams per tonne.  Ore mined from the open pit was 387,701 tonnes and ore from the underground totalled 110,818 tonnes. We sold 38,282 ounces of gold.

We mined from the bottom of the open pit this quarter, which reduced waste removal and increased production.  We have now completed the current phase of open pit mining, and will begin waste stripping in 2011.

Tanjianshan
At Tanjianshan we produced 30,710 ounces of gold at cash operating cost of $349 per ounce. We milled a total of 244,867 tonnes of ore at an average grade of 4.59 grams per tonnes. We sold 30,710 ounces of gold.

White Mountain

During the quarter we produced 20,289 ounces of gold at a cash operating cost of $498 per ounce and we processed 169,669 tonnes of ore at a grade of 4.06 grams per tonnes. We sold 20,289 ounces of gold

Vila Nova Iron Ore

During the quarter as part of trial mining Vila Nova mined 163,920 tonnes of ore.  One shipment of lump ore totalling 45,442 wet metric tonnes and the other shipment of sinter fines totalling 47,702 wet metric tonnes were sold into the Chinese spot market for an average of $93.0 per tonne.

Development

Efemçukuru

Construction of the tailings filtration and backfill plants continue on schedule during the quarter.   We are continuing with dry commissioning in the main concentrator building and expect it to be complete in early 2011.  We will start wet commissioning when construction is complete and the power line is energized (scheduled for early April). We finished the structures for the administration building, the mine dry, the warehouse/maintenance shop and mine canteen.

Preproduction development moved ahead on all three declines.   The contractor's advance rates have continued to improve as we gain experience with the operation and ground conditions. The conveyor decline has now reached the level of the crushing chamber and lateral development has begun.  We have gained access to the Middle Ore Shoot from the north ramp which allows us to evaluate the ground conditions in the ore zone.

Eastern Dragon

We have made excellent progress at Eastern Dragon this quarter as part of the winter work program.  Despite severe weather civil foundation and structural steel work continued on schedule.

Tocantinzinho

We will complete the prefeasibility study for Tocantinzinho in the first quarter of 2011. We are evaluating capital and operating costs to further identify opportunities to optimize the project.   A significant portion of the investment capital is for infrastructure, particularly for road access and to install a dedicated power line.  We have substantially increased the level of detail for both engineering and estimating in these areas.

Perama Hill

There was no significant change in the status of the pre-environmental assessment report which is currently being reviewed by the Ministry of Environment.  We continue to work with all levels of government to advance the understanding of the project and its importance to the regional economy.

Exploration

Turkey

At Kisladag, 17 diamond drill holes were completed during the quarter, focused on the western and southwestern margin of the deposit.  Significant gold values were intersected adjacent to a late-mineral intrusion extending westward from the core of the deposit.  The discovery of ore-grade gold values in the basement schist here highlights the prospectively of the relatively unexplored area west of the deposit.  Adjacent to Kisladag at the Sayaçik prospect, we completed five reverse circulation drill holes and two diamond drill holes, targeting geophysical and geochemical anomalies.

Drilling programs were completed during the quarter at the Malatya-Hasancelebi (MH), Sizma, and AS exploration projects.  At the MH iron oxide copper gold prospect, six diamond drill holes tested targets defined by soil and rock chip geochemistry, alteration mapping, and geophysical survey data.  At the Sizma project (phyllite-hosted gold) we completed the 22 drillhole phase 1 exploration program this quarter.   Several drill holes intersected significant Au values over several tens of metres at shallow depths, which will be targeted at deeper levels in 2011. At the AS porphyry prospect, we completed six drill holes on new target areas defined by mapping, geochemical sampling and magnetic survey programs.  All intersected variable altered and mineralized rocks, including zones of porphyry-style Cu, Mo, Au mineralization.

China

At Tanjianshan, we completed the final two drillholes of the 2010 resource drilling program on the 323 zone during the quarter.  Geological modeling of the mineralized zones has formed the basis for a preliminary resource estimate of approximately 160,000 ounces of inferred gold at an average grade of 2.75 g/t.  The mineralized zone remains open to the south, where one of the final drill holes of the season intersected 11.6 g/t Au over 5.5 meters.

At Jinfeng, we continued our drilling programs at the mine proper this quarter, at the Bannian prospect located approximately 20 km southwest of the Jinfeng mine, and at the Lintan prospect located immediately north of the mine. Drilling programs at Bannian and Lintan targeted mineralized fault zones where previous surface work identified structurally-controlled zones of high-grade gold.  At the Jinfeng mine, drilling focused on upgrading zones of inferred resources.

Drilling this quarter at White Mountain we focused on the open down-dip and along-strike extensions of the deposit, as well as early-stage targets at the newly acquired Xiashiren Central exploration license located 20km to the southeast.  At White Mountain, high-grade mineralization was intersected approximately 200 meters down-dip of the known deposit (24.7 meters @ 8.7 g/t Au) possibly representing a second mineralized zone that is open along strike and down dip.  Seven diamond drill holes were completed at the Xiaoshiren prospect, testing for the source of the abundant boulders of high-grade silicified breccia at the prospect.  Several drill holes intersected mineralized breccias zones, with the most significant interval grading 7.8 g/t Au over 6.5 metres.

Brazil

At Tocantinzinho, drilling during the quarter was divided between infill resource holes and condemnation holes.  None of the condemnation drill holes intersected significant mineralization.  The infill drilling constrained positions of lithologic and mineralization boundaries in areas with low drillhole density, and will allow us to convert inferred resources to indicated resources.  At the nearby Aqua Branca and Piranhas projects, both held under option, fieldwork this quarter focused on geochemical sampling programs aimed at defining auger and diamond drilling targets for 2011.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil and Greece.   We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call Friday, February 18, 2011 to discuss the 2010 Fourth Quarter Financial and Operating Results at 11:30 a.m. ET (8:30 a.m. PT).  You may participate in the conference call by dialling 416-340-2216 in Toronto or 1-866-226-1792 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado's website www.eldoradogold.com.   A replay of the call will be available until February 25, 2011 by dialling 416-695-5800 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code 2583817.

Cautionary Note Concerning Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements or information herein include, but are not limited to statements with respect to the Company's Fourth Quarter Financial and Operating results and its development and exploration projects.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE (NYSE: EGO). Eldorado's CDI trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Website www.eldoradogold.com

Request for information packages:jenniferm@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First Quarter 2010	Second Quarter 2010	Third Quarter 2010	Fourth Quarter 2010	Fourth Quarter 2009	2010	2009
Gold Production
Ounces Sold	163,446	172,826	154,655	149,022	131,068	639,949	360,226
Ounces Produced	164,928	167,940	151,297	148,374	128,593	632,539	363,509
Cash Operating Cost ($/oz)[1,3,4]	370	357	386	418	330	382	309
Total Cash Cost ($/oz)[2,3,4]	397	410	431	460	365	423	337
Realized Price ($/oz - sold)	1,110	1,195	1,231	1,373	1,103	1,223	995
Kişladağ Mine, Turkey
Ounces Sold	83,974	69,197	66,113	59,741	70,765	279,025	237,363
Ounces Produced	82,240	70,451	62,086	59,815	70,131	274,592	237,210
Tonnes to Pad	2,898,199	2,686,284	2,767,179	2,021,057	3,679,685	10,372,719	10,716,556
Grade (grams / tonne)	1.12	1.12	0.98	1.00	0.86	1.06	1.11
Cash Operating Cost ($/oz)[3,4]	304	304	337	382	294	329	279
Total Cash Cost ($/oz)[2,3,4]	307	345	359	354	296	339	281
Tanjianshan Mine, China
Ounces Sold	18,947	38,261	28,847	30,710	40,150	116,765	102,710
Ounces Produced	25,423	28,884	28,847	30,710	37,773	113,864	105,610
Tonnes Milled	249,738	271,749	283,598	244,867	256,828	1,049,952	974,498
Grade (grams / tonne)	4.01	4.38	3.84	4.59	5.81	4.19	5.31
Cash Operating Cost ($/oz)[3,4]	420	387	391	349	332	383	350
Total Cash Cost ($/oz)[2,3,4]	517	483	493	459	421	485	435
Jinfeng Mine, China
Ounces Sold	49,674	48,623	45,447	38,282	14,554	182,026	14,554
Ounces Produced	45,615	52,659	46,116	37,560	14,541	181,950	14,541
Tonnes Milled	389,851	392,211	387,427	387,710	136,054	1,557,199	136,054
Grade (grams / tonne)	4.23	4.51	4.42	3.81	3.97	4.24	3.97
Cash Operating Cost ($/oz) [3,4]	422	381	425	486	471	425	471
Total Cash Cost ($/oz) [2,3,4]	462	423	473	585	515	480	515
White Mountain Mine, China
Ounces Sold	10,851	16,745	14,248	20,289	5,599	62,133	5,599
Ounces Produced	11,650	15,946	14,248	20,289	6,148	62,133	6,148
Tonnes Milled	130,643	167,981	154,125	169,669	58,074	622,418	58,074
Grade (grams / tonne)	4.09	3.78	4.01	4.06	4.26	3.98	4.26
Cash Operating Cost ($/oz) [3,4]	550	442	477	498	400	487	400
Total Cash Cost ($/oz) [2,3,4]	589	474	507	536	439	522	439

1	Cost figures calculated in accordance with the Gold Institute Standard.
2	Cash Operating Costs, plus royalties and the cost of off-site administration.
3	Cash operating costs and total cash costs are non-GAAP measures. See the section "Non-GAAP Measures" of this Review.
4	Cash operating costs and total cash costs have been recalculated for prior quarters based on ounces sold.

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheets

(Expressed in thousands of US dollars)

	December 31,	December 31,
	2010	2009
	$	$
Assets

Current assets
Cash and cash equivalents	314,344	265,369
Restricted cash	52,425	50,000
Marketable securities	8,027	13,951
Accounts receivable and other	40,534	26,434
Inventories	147,263	129,197
Derivative contract (note 10)	-	-
Future income taxes	606	-
	563,199	484,951
Inventories	29,627	31,534
Investment in significantly influenced company	6,202	-
Restricted assets and other	19,328	13,872
Mining interests	2,793,722	2,580,816
Goodwill	364,093	324,935
	3,776,171	3,436,108

Liabilities

Current liabilities
Accounts payable and accrued liabilities	146,487	157,250
Debt - current	98,523	56,499
Future income taxes	2,915	4,264
	247,925	218,013
Debt - long-term	68,140	134,533
Contractual severance obligations	-	-
Asset retirement obligations	24,275	26,566
Future income taxes	430,020	390,242
	770,360	769,354

Non-controlling interests	38,940	26,144

Shareholders* Equity

Share capital	2,814,679	2,671,634
Contributed surplus	22,967	17,865
Accumulated other comprehensive income	998	2,227
Retained earnings (deficit)	128,227	(51,116)
	2,966,871	2,640,610
	3,776,171	3,436,108
Subsequent events (note 13(g) and note 25)
Commitments and contingencies (note 20)

Eldorado Gold Corporation

Unaudited Consolidated Statements of Operations

For the period ended December 31,

(Expressed in thousands of US dollars)

	Three months ended		Twelve Months ended
	2010	2009	2010	2009
	$	$	$	$
Revenue
Gold sales	204,623	144,506	782,850	358,467
Iron ore sales	8,325	-	8,325	-
	212,948	144,506	791,175	358,467

Expenses
Operating costs	74,194	57,411	282,465	132,464
Depletion, depreciation and amortization	26,813	18,643	106,791	38,658
General and administrative	22,414	8,429	62,217	32,530
Exploration	11,608	3,352	23,181	11,970
Mine standby costs	-	763	1,335	2,580
Accretion of asset retirement obligations	29	95	1,564	291
Foreign exchange loss (gain)	6,465	(1,397)	14,792	(2,966)
	141,523	87,296	492,345	215,527

(Gain) loss on disposal of assets	1,143	490	(592)	(854)
Gain on marketable securities	(1,225)	(402)	(6,572)	(1,689)
Interest expense and financing costs	1,828	589	8,089	824
Interest and other income	(382)	(679)	(11,036)	(2,262)
	142,887	87,294	482,234	211,546
Income before income taxes and non-controlling interest	70,061	57,212	308,941	146,921

Income tax (expense) recovery
Current	(25,431)	(17,397)	(95,022)	(44,862)
Future	1,076	(5,143)	5,864	2,972
	(24,355)	(22,540)	(89,158)	(41,890)

Non-controlling interest in income	(2,132)	(1,383)	(14,083)	(2,627)

Net income for the period	43,574	33,289	205,700	102,404

Retained earning (deficit), beginning of period	1,729	(140,459)	(51,116)	(153,520)

Retained earning (deficit), end of period	45,303	(107,170)	154,584	(51,116)

Weighted average number of shares outstanding
Basic	547,896	424,348	542,861	389,384
Diluted	550,547	427,356	545,850	391,707

Earnings per share
Basic income per share	0.08	0.08	0.38	0.26
Diluted income per share	0.08	0.08	0.38	0.26

Eldorado Gold Corporation

Unaudited Consolidated Statements of Cash Flows

For the period ended December 31,

(Expressed in thousands of US dollars)

	Three months ended		Twelve months ended
	2010	2009	2010	2009
	$	$	$	$
Cash flows generated from (used in):

Operating activities
Net income for the period	43,574	33,289	205,700	102,404
Items not affecting cash
Accreation on asset retirement obligations	29	95	1,564	291
Depletion, depreciation and amortization	26,813	18,643	106,791	38,658
Unrealized foreign exchange loss	8,312	(1,343)	17,973	281
Future income taxes (recovery) expense	(1,076)	5,143	(5,864)	(2,972)
(Gain) loss on disposal of assets	1,143	490	(592)	(854)
Gain on marketable securities	(1,225)	(402)	(6,572)	(1,689)
Stock-based compensation	2,683	1,423	16,557	9,091
Fair value of bonus cash award units	-	-	-	(2,543)
Pension expense	650	444	2,517	1,689
Non-controlling interest	2,132	1,383	14,083	2,627
	83,035	59,165	352,157	146,983
Changes in non-cash working capital	(13,383)	42,718	(60,082)	45,059
	69,652	101,883	292,075	192,042

Investing activities
Acquisition of subsidiaries, net of cash received	(518)	54,179	(6,083)	54,179
Mining interests
Capital expenditures	(73,820)	(43,611)	(226,296)	(106,614)
Proceeds on sales and disposals	565	-	23,756	35
Marketable securities disposals
Purchases	(6,285)	(3,321)	(11,983)	(3,967)
Proceeds on sales and disposals	1,775	616	15,611	42,770
Equity investment purchase	(1,352)	-	(6,727)	-
Pension plan contributions	-	-	-	(1,856)
Restricted cash	(242)	-	(2,463)	-
Restricted assets and other	5,356	(11)	(7,007)	1,877
	(74,521)	7,852	(221,192)	(13,576)

Financing activities
Capital stock
Issuance of common shares for cash	3,537	6,232	35,907	25,201
Dividend paid to non-controlling interest	-	(149)	(1,287)	(149)
Dividend paid to shareholders	-	-	(26,357)	-
Long-term and current debt
Proceeds	795	-	59,839	4,983
Repayments	(24,522)	-	(90,010)	(4,983)
	(20,190)	6,083	(21,908)	25,052
Net increase (decrease) in cash and cash equivalents	(25,059)	115,818	48,975	203,518
Cash and cash equivalents - beginning of period	339,403	149,551	265,369	61,851
Cash and cash equivalents - end of period	314,344	265,369	314,344	265,369

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

Throughout this document, Eldorado, we, us, our and the company mean Eldorado Gold Corporation.

This year means 2010. All dollar amounts are in United States dollars unless stated otherwise.

What's inside

About Eldorado	1

Fourth quarter highlights	2

Updates
Operations	4
Development projects	6
Exploration	7

Results
Financial results	10
Earnings from gold mining operations	11
Expenses	12

Forward-looking information and risks	13

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines participating in every step of the process, from exploration and development, to extraction, processing and reclamation.

We own and operate four gold mines:

  Kişladağ, in Turkey (100%)

  Tanjianshan, in China (90%)

  Jinfeng, in China (82%)

  White Mountain, in China (95%)

We have four development projects:

  Eastern Dragon, in China (95%)

  Efemçukuru, in Turkey (100%)

  Tocantinzinho, in Brazil (100%)

  Perama Hill, in Greece (100%)

We also own and operate one iron ore mine:

  Vila Nova, in Brazil (100%)

We acquired Jinfeng, White Mountain and Eastern Dragon when we acquired Sino Gold Mining Ltd. (Sino Gold) in December 2009. We acquired Tocantinzinho when we acquired Brazauro Resources Corporation in July 2010.

Eldorado is listed on the following exchanges:

  Toronto Stock Exchange (TSX) under the symbol ELD

  New York Stock Exchange (NYSE) under the symbol EGO

  Australian Securities Exchange (ASX) under the symbol EAU

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Eldorado Chess Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX) under the symbol EAU.

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

Fourth quarter highlights

  Revenues were up 47% over the same quarter in 2009 reflecting higher gold sales volumes and prices as well as $8.3 million in revenues from iron ore sales.

  Net income increased 31% over the same quarter in 2009.

  Earnings from gold mining operations before taxes increased 59% over the same quarter in 2009.

  Production this quarter was 15% higher than the same quarter of 2009 reflecting a full quarter of production from Jinfeng and White Mountain as compared to only one month in 2009.

  We generated $83.0 million in cash from operating activities before changes in non-cash working capital - an increase of 40% over the same quarter in 2009.

  Trial mining operations at Vila Nova continued with the first two shipments of iron ore to market completed prior to year end.

  Underground pre-production development at Efemçukuru reached the Middle Ore Shoot of the ore zone, and construction of above ground facilities continued on schedule with production anticipated to begin in Q2 2011.

  Construction activities at Eastern Dragon recommenced during the quarter following a successful year in advancing permitting activities and positive engagement with our joint venture partner, local communities and government authorities.

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

Financial highlights

($000)	Fourth quarter				Year Ended
	2010	2009	change	2010	2009	change
Total revenue	212,948	144,506	47%	791,175	358,467	121%
Net income	43,574	33,289	31%	205,700	102,404	101%
Earnings per share
- basic	0.08	0.08	0%	0.38	0.26	46%
- diluted	0.08	0.08	0%	0.38	0.26	46%

Operating highlights1,4

($000)				2010	2009
	First quarter	Second quarter	Third quarter	Fourth quarter	Fourth quarter
Total
Gold ounces produced	164,928	167,940	151,297	148,374	128,593
Ounces sold	163,446	172,826	154,655	149,022	131,068
Cash operating costs ($ per ounce)	$370	$357	$386	$418	$330
Total cash cost ($ per ounce) [2]	$397	$410	$431	$460	$365
Kışladağ
Gold ounces produced	82,240	70,451	62,086	59,815	70,131
Ounces sold	83,974	69,197	66,113	59,741	70,765
Cash operating costs ($ per ounce)	$304	$304	$337	$382	$294
Total cash cost ($ per ounce) [2]	$307	$345	$359	$354	$298
Tanjianshan
Gold ounces produced	25,423	28,884	28,847	30,710	37,773
Ounces sold	18,947	38,261	28,847	30,710	40,150
Cash operating costs ($ per ounce)	$420	$387	$391	$349	$332
Total cash cost ($ per ounce) [2]	$517	$483	$493	$459	$421
Jinfeng [3]
Gold ounces produced	45,615	52,659	46,116	37,560	14,541
Ounces sold	49,674	48,623	45,447	38,282	14,554
Cash operating costs ($ per ounce)	$422	$381	$425	$486	$471
Total cash cost ($ per ounce) [2]	$462	$423	$473	$585	$515
White Mountain [3]
Gold ounces produced	11,650	15,946	14,248	20,289	6,148
Ounces sold	10,851	16,745	14,248	20,289	5,599
Cash operating costs ($ per ounce)	$550	$442	$477	$498	$400
Total cash cost ($ per ounce) [2]	$589	$474	$507	$536	$439

We calculate costs according to the Gold Institute Standard.

Total cash cost is cash operating costs plus royalties and off-site administration costs.

3

We acquired Jinfeng and White Mountain in December 2009.

4

We recalculated cash operating costs and total cash costs for previous quarters based on ounces sold.

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

Operations update

Kişladağ

($000)				2010	2009
	First quarter	Second quarter	Third quarter	Fourth quarter	Fourth quarter
Ore mined (tonnes)	2,910,816	2,971,165	2,538,357	1,626,165	3,334,470
Total material mined (tonnes)	6,305,993	7,590,988	7,265,973	6,136,849	7,151,212
Strip ratio	1.17:1	1.55:1	1.86:1	2.77:1	1.14:1
Ore to pad (tonnes)	2,898,199	2,686,284	2,767,179	2,021,057	3,679,685
Gold grade (g/t)	1.12	1.12	0.98	1.00	0.86
Gold production (ounces)	82,240	70,451	62,086	59,815	70,131

Kişladağ continued to perform well this quarter. We placed less ore on the leach pad, however, as our present operating permit limits us to place 10 million tonnes of ore per year on the leach pad. We plan to increase throughput to 12 million tonnes in 2011 upon approval of an amended permit, and a larger expansion is being considered as a result of the favourable drilling results in 2010.

Capital spending this quarter was $US 20.8 million, on core drilling, modifications to the crushing system and construction of the Phase 3 upgrade.

We continued our work on expansion of the circuit this quarter, and began the installation of two tertiary crushers. The new circuit will be tied into the existing process in late February.

Tanjianshan

($000)				2010	2009
	First quarter	Second quarter	Third quarter	Fourth quarter	Fourth quarter
Ore mined (tonnes)	111,728	339,068	347,031	380,466	533,708
Total material mined (tonnes)	390,627	1,584,769	1,062,371	1,117,263	3,830,234
Strip ratio	2.50:1	3.67:1	2.06:1	1.94:1	6.17:1
Ore processed (tonnes)	249,738	271,749	283,598	244,867	256,828
Gold grade (g/t)	4.01	4.38	3.84	4.59	5.81
Gold production (ounces)	25,423	28,884	28,847	30,710	37,773

Capital spending this quarter was $US 5.7 million, mainly for upgrades to the process plant.

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

Jinfeng

($000)				2010	2009
	First quarter	Second quarter	Third quarter	Fourth quarter	Fourth quarter[1]
Ore mined - underground (tonnes)	101,340	96,585	96,272	110,818	34,744
Ore mined - open pit (tonnes)	398,100	334,566	311,911	387,701	118,778
Total material mined - open pit (tonnes)	5,320,508	4,651,564	4,823,845	3,036,921	2,604,277
Strip ratio - open pit	12.4:1	12.6:1	14.5:1	6.83:1	20.9:1
Ore processed (tonnes)	389,851	392,211	387,427	387,710	136,054
Gold grade (g/t)	4.23	4.51	4.42	3.81	3.97
Gold production (ounces)	45,615	52,659	46,116	37,560	14,541

1 Statistics for the fourth quarter 2009 represent operations for December 2009 only.

We mined from the bottom of the open pit this quarter, which reduced waste removal and increased mining production. Gold production fell from previous quarters because of lower head grade. We have now completed the current phase of open pit mining, and plan to begin a waste stripping campaign in 2011.

Capital spending was $US 5.7 million this quarter, mostly for underground mine development and some land compensation fees.

White Mountain

($000)				2010	2009
	First quarter	Second quarter	Third quarter	Fourth quarter	Fourth quarter[1]
Ore mined (tonnes)	133,438	170,374	146,156	174,755	52,077
Ore processed (tonnes)	130,643	167,981	154,125	169,669	58,074
Gold grade (g/t)	4.09	3.78	4.01	4.06	4.26
Gold production (ounces)	11,650	15,946	14,248	20,289	6,148

1 Statistics for the fourth quarter 2009 represent operations for December 2009 only.

We set a record for gold production this quarter, mainly due to increased throughput and recoveries.

Capital spending this quarter was $US 4.7 million, mostly for underground development and construction of the tailings dam extension.

Vila Nova

During the quarter Vila Nova mined 163,920 tonnes of run-of-mine iron ore as part of a trial mining project. Two shipments were made during the quarter, one shipment of lump ore and another of sinter fines. Both of these shipments were sold into the Chinese spot market at prices averaging $93.50 per dry metric tonne delivered to the Santana port in Brazil.

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

Development project update

Eastern Dragon

We made excellent progress at Eastern Dragon this quarter as part of the winter work program. Despite severe weather civil foundation and structural steel work continued on schedule.

Efemçukuru

Construction of the tailings filtration and backfill plants continued on schedule this quarter. We continued dry commissioning in the main concentrator building and expect it to be complete in early 2011.  We plan to start wet commissioning when construction is complete and the power line is energized (scheduled for early April).  We finished the structures for the administration building, the mine dry, the warehouse/maintenance shop and the mine canteen.

Pre-production development moved ahead on all three declines. The contractor's advance rates have continued to improve as they gain experience with the operation and ground conditions. The conveyor decline has now reached the level of the crushing chamber and lateral development has begun. We have gained access to the Middle Ore Shoot from the north ramp, which allows us to evaluate the ground conditions in the ore zone.

Tocantinzinho

We plan to complete the prefeasibility study for Tocantinzinho in the first quarter of 2011.  We are evaluating capital and operating costs to further identify opportunities to optimize the project. A significant portion of the investment capital is for infrastructure, particularly for road access and to install a dedicated power line. We have substantially increased the level of detail for both engineering and estimating in these areas.

Perama Hill

There was no significant change in the status of the preliminary environmental assessment report, which is currently being reviewed by the Ministry of Environment.  We continue to work with all levels of government to advance the understanding of the project and its importance to the regional economy.

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

Exploration update

Turkey

Kişladağ

We completed the phase 2 resource drilling program in December. This quarter, we drilled 17 diamond drillholes (8,552 m) focused mainly on the western and southwestern margin of the known deposit. Significant gold values were intersected adjacent to a late-stage intrusive dyke which extends westward from the core of the deposit. The discovery of ore-grade gold values in the basement schist highlights the prospectivity of the relatively unexplored area west of the deposit.

Efemçukuru

We are completing underground mapping along the three declines as development proceeds. Planned drilling of the Kokarpinar vein and the northwest extension of the Kestane Beleni vein have been deferred until early 2011.

Reconnaissance programs

We completed drilling programs at the Malatya-Hasançelebi (MH), Sizma, Sayaçik, and AS projects this quarter.

At the MH IOCG (iron oxide copper gold) prospect, we drilled six diamond drillholes this quarter, bringing the phase I exploration program total to eight drillholes (3,066m). This drilling has tested a number of targets defined by soil and rock chip geochemistry, alteration mapping, and geophysical survey data.  The best results to date are from the Koskale target, a structurally controlled breccia zone with strong hematite alteration.

At the Sizma project (phyllite-hosted gold) we completed the phase 1 exploration program this quarter, bringing the 2010 total to 22 drillholes (1,146m). Several of the drillholes intersected low-grade Au values over several tens of metres at shallow depths. Grade continuity to deeper levels will be tested in 2011.

At the AS deposit, we completed six drillholes (2,845 m) on new porphyry target areas defined by mapping, geochemical sampling, and magnetic survey programs. These all intersected variable altered and mineralized rocks, including zones of porphyry-style Cu, Mo, Au mineralization.  We will drill the last two planned holes of the program in 2011.

At the Sayaçik project, we completed five reverse-circulation drillholes and two diamond drillholes, targeting geophysical and geochemical anomalies defined during the 2009 field program. These did not intersect significant mineralized zones associated with these anomalies, and assay results received to date do not warrant follow-up on any of the targets.

We also completed reconnaissance fieldwork, including rock chip sampling, mapping, and soil geochemistry surveys on the early-stage Catak and Atalan projects this quarter.

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

China

Tanjianshan

We drilled two holes (408m) in the 323 Zone this quarter, completing the 2010 resource drilling program.  Geological modeling of the mineralized zones has formed the basis for a preliminary resource estimate of approximately 160,000 oz (inferred) at an average grade of 2.75 g/t.  The mineralized zone remains open to the south, where one of the final drillholes of the season (QD-217) intersected 11.6 g/t Au over 5.5m.  Drilling planned for 2011 includes additional exploration to the south, and infill drilling to support application for a mining license.

We completed shallow RC/RAB drilling in the ZhongXinShan (ZXS) prospect area this quarter, located between the 323 zone and the Jinlonggou deposit, to define targets for follow-up diamond drilling in 2011.

Jinfeng

We continued our drilling programs at the mine proper this quarter, at the Bannian prospect, located approximately 20 km southwest of the Jinfeng mine, and at the Lintan prospect, located immediately north of the mine.

Drilling programs at Bannian and Lintan targeted mineralized fault zones, where previous surface work identified structurally-controlled zones of high-grade gold.  Mineralized intercepts to date have been relatively narrow and low grade, and we will direct future drilling toward conceptual targets where larger tonnage deposits may be possible.  At the Jinfeng mine, we focused our underground and surface drilling on upgrading zones of inferred resources.

White Mountain

Drilling this quarter focused on the open down-dip and along-strike extensions of the White Mountain deposit, as well as early-stage targets at the newly acquired Xiaoshiren Central exploration license.  At White Mountain, high-grade mineralization was intersected approximately 200 meters down-dip of the known deposit in drillhole 337 (24.7m @ 8.7 g/t Au).   This intercept lies along the same contact controlling the main orebody, but may represent a separate mineralized lense that at present is completely open along strike and downdip.

We completed seven diamond drillholes (1,223 m) at Xiaoshiren this quarter, testing for the source of the abundant boulders of high-grade silicified breccia at the prospect. Several drillholes intersected mineralized breccia zones, with the most significant interval grading 7.8 g/t over 6.5m (HDDS 011).  The project is still early stage, and the orientations, thicknesses, and number of mineralized breccia are uncertain.

Eastern Dragon

Field activities this quarter included ground magnetic surveys, float and outcrop sampling, and prospecting within the EL53 license area. We completed a detailed magnetic survey over the entire license area, and will be incorporating the results into geological interpretation and planning for the 2011 drilling program. We identified new high grade gold in outcrop during prospecting along the river valley north of Lode 5, which we are evaluating as a target for the upcoming drilling program.

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

Brazil

Tocantinzinho

Drilling this quarter included 13 holes (3,423 m) divided between infill resource holes and condemnation holes for development planning. None of the condemnation drillholes intersected significant mineralization. The infill drilling constrained positions of lithologic and mineralization boundaries in areas with low drillhole density, and will allow us to convert inferred resources to indicated resources.

Reconnaissance

At the Agua Branca and Piranhas projects, both held under option, fieldwork this quarter focused on geochemical sampling programs aimed at defining auger and diamond drilling targets for 2011.

Nevada

We completed the 2011 fieldwork programs at the Richmond Mountain and Cathedral Well projects this quarter.  In December, we began reverse circulation drilling at Cathedral Well, testing targets defined by geophysical (CSAMT) surveys in pediment covered areas downdip from previously mined orebodies.

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

Fourth quarter results

Financial results

($000)			2010				2009
	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Total revenues	181,479	206,443	190,305	212,948	52,206	80,147	81,608	144,506
Net income (loss)	52,845	60,508	48,773	43,574	13,061	25,900	30,154	33,289
Earnings per share
- basic	0.10	0.11	0.09	0.08	0.04	0.07	0.08	0.08
- diluted	0.10	0.11	0.09	0.08	0.04	0.07	0.08	0.08

Net income

Our consolidated net income for the quarter was $43.6 million or $0.08 per share, compared to $33.3 million or $0.08 per share in the fourth quarter of 2009, a 31% increase in net income. The increase in net income was mainly due to higher earnings before taxes from gold mining operations partially offset by higher non-cash foreign exchange losses, general and administrative expenses and exploration expenses. Earnings from gold mining operations were driven by higher revenues as a result of increasing gold prices as well as higher sales volumes with the added production from Jinfeng and White Mountain.

Total revenues

Total revenues during the quarter included $204.6 million in gold revenues and $8.3 million in iron ore sales.

Gold revenues for the quarter, were up $60.1 million, or 42%, from a year ago because of higher selling prices (+25%) and higher sales volumes (+14%). Sales from Kişladağ and TJS decreased 20,464 ounces while Jinfeng and White Mountain added 38,418 ounces compared to the same quarter in 2009.

($000)	Three months ended December 31			Year ended December 31
	2010	2009	change	2010	2009	change
Gold ounces sold	149,022	131,068	17,954	639,949	360,226	279,723
- Kisladağ	59,741	70,765	(11,024)	279,025	237,363	41,662
- Tanjianshan	30,710	40,150	(9,440)	116,765	102,710	14,055
- Jinfeng	38,282	14,554	23,728	182,026	14,554	167,472
- White Mountain	20,289	5,599	14,690	62,133	5,599	56,534
Average selling price per ounce	$1,373	$1,103	$270	$1,223	$995	$228
Gold revenue (000s)	$204,623	$144,506	$60,117	$782,850	$358,467	$424,383

Vila Nova shipped 89,074 dry metric tonnes of iron ore to market receiving a price of $93.50 per dry metric tonne delivered to the Santana port in Brazil.

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

Earnings from gold mining operations before taxes

Earnings from mine operations before taxes were $109.3 million, compared to $68.7 million a year ago. The increase was mainly because of higher gold prices and higher overall sales volumes.

(US$ millions)	Three months ended December 31			Year ended December 31
	2010	2009	change	2010	2009	change
Total
Gold sales	204.6	144.5	60.1	782.9	358.5	424.4
Mine operating costs	69.9	57.5	12.4	278.2	132.7	145.5
Depletion, depreciation and amortization	25.3	18.3	7.0	104.0	37.6	66.4
Earnings from mine operations	109.4	68.7	40.7	400.7	188.2	212.5
Kışladağ
Gold sales	82.2	77.9	4.3	339.1	233.1	106.0
Mine operating costs	21.8	21.1	0.7	98.1	67.7	30.4
Depletion, depreciation and amortization	2.9	4.0	(1.1)	14.1	12.0	2.1
Earnings from mine operations	57.5	52.8	4.7	226.9	153.4	73.5
Tanjianshan
Gold sales	42.1	43.7	(1.6)	144.0	102.5	41.5
Mine operating costs	14.6	17.1	(2.5)	58.9	45.7	13.2
Depletion, depreciation and amortization	7.4	9.2	(1.8)	25.5	20.5	5.0
Earnings from mine operations	20.1	17.4	2.7	59.6	36.3	23.3
Jinfeng
Gold sales	52.4	16.5	35.9	222.0	16.5	205.5
Mine operating costs	22.6	14.5	8.1	88.3	14.5	73.8
Depletion, depreciation and amortization	8.1	4.3	3.8	45.4	4.3	41.1
Earnings from mine operations	21.7	(2.3)	24.0	88.3	(2.3)	90.6
White Mountain
Gold sales	27.9	6.4	21.5	77.8	6.4	71.4
Mine operating costs	10.9	4.8	6.1	32.9	4.8	28.1
Depletion, depreciation and amortization	6.9	0.8	6.1	19.0	0.8	18.2
Earnings from mine operations	10.1	0.8	9.3	25.9	0.8	25.1

Operating costs from gold mining operations

Operating costs from gold mining rose 22% this quarter, compared to a year ago, reflecting the addition of operating costs from Jinfeng and White Mountain. Kışladağ cash operating costs per ounce increased 30% over Q4 2009 because of higher fuel and labour costs, coupled with the lower volume due to the permit limitations. TJS and Jinfeng cash operating costs rose 5% and 3% respectively because of lower ore grades and unfavourable exchange rate movements. White Mountain cash operating costs rose 25% because of lower grades and higher mining costs related to stope development.

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

Depletion, depreciation and amortization

Depletion, depreciation and amortization (DD&A) expense was $25.3 million this quarter, $7.0 million higher than a year ago, mainly because of the additional DD&A expense from Jinfeng and White Mountain ($15.0 million compared to $5.1 million in Q4 2009).

Expenses

($000)	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	change
General and administrative	22.4	8.4	14.0	62.2	32.5	30.0
Income tax	24.4	22.5	1.9	89.2	41.9	47.3
Exploration	11.6	3.4	8.2	23.2	12.0	11.2
Foreign exchange	6.5	(1.4)	7.9	14.8	(3.0)	17.8
Interest and other	(0.4)	(0.7)	(0.3)	(11.0)	(2.3)	(8.7)
Gains on sales of marketable securities	(1.2)	(0.4)	(0.8)	(6.6)	(1.7)	(4.9)
Non-controlling interest and other	2.1	1.4	0.7	14.1	2.6	11.5

General and administrative expense

General and administrative expense increased this quarter compared to a year ago because of higher costs in our Vancouver and Beijing offices, higher stock based compensation expense, as well as a number of one-time charges. Higher costs in Vancouver reflected additional staff hired during the year due to the business expansion as well as higher legal and securities compliance costs. Higher costs in Beijing reflect the growth in the Beijing office since the Sino Gold acquisition. The one-time charges included a $3.3 million accrual for withholding taxes on options exercised by our foreign employees and the $1.9 million write-off of a joint venture partner receivable.

Income taxes

The effective tax rate decreased to 34% this quarter from 39% a year ago. The decrease was mainly the result of a higher than normal effective tax rate in Q4 2009 related to the reversal of a future income tax recovery on unrealized gains on shares of Sino Gold held by the Company prior to the Sino acquisition.

Exploration expense

Exploration expenses increased significantly over Q4 2009 as a result of increased exploration activities in China and Turkey as well as a $5.5 million write-off of certain Turkish mining licenses determined to no longer hold exploration potential. See Exploration on page 7 for more information.

Foreign exchange gain/loss

A major portion of the foreign exchange loss this quarter related to foreign exchange losses in the revaluation of our future income tax liabilities, coupled with debt denominated in Chinese renminbi.

Non-controlling interest

The increase in non-controlling interest over last year reflected higher earnings at our joint ventures in China.

FINANCIAL AND OPERATIONAL REVIEW

for the quarter ended December 31, 2010

Forward-looking information and risks

This review includes statements and information about what we expect to happen in the future.  When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws.  We refer to them in this review as forward-looking information.

Key things to understand about the forward-looking information in this review:

  It typically includes words and phrases about the future, such as:  plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, may, could, would, might, will.

  Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.

  It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.

  It is also subject to the risks associated with our business, including the changing price of gold and currencies,

  actual and estimated production and mineral reserves and resources,

  the speculative nature of gold exploration,

  risks associated with mining operations and development,

  regulatory risks,

  acquisition risks, and

  other risks that are set out in our annual information form and MD&A.

  If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form and our annual MD&A, which include a discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes.  We will not necessarily update this information unless we are required to by securities laws.